EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (a)
Years Ended December 29, 2001, December 30, 2000, December 25, 1999,
December 26, 1998 and December 27, 1997
(in millions except ratio amounts)

                                              2001      2000      1999      1998      1997
                                            ------    ------    ------    ------    ------

Earnings:

Income from continuing operations
  before income taxes and cumulative
   effect of accounting changes..........   $4,029    $3,761    $4,275    $2,660    $1,245

Unconsolidated affiliates interests, net.     (106)      (90)      (69)       28        15

Amortization of capitalized interest.....       10         9        10         8        10

Interest expense ........................      219       272       421       461       560

Interest portion of net rent expense (b).       55        57        46        60        55
                                            ------    ------    ------    ------    ------

Earnings available for fixed charges.....   $4,207    $4,009    $4,683    $3,217    $1,885
                                            ======    ======    ======    ======    ======

Fixed Charges:

Interest expense.........................   $  219    $  272    $  421    $  461    $  560

Capitalized interest.....................        3         7        10        12        22

Interest portion of net rent expense (b).       55        57        46        60        55
                                            ------    ------    ------    ------    ------

     Total fixed charges.................   $  277    $  336    $  477    $  533    $  637
                                            ======    ======    ======    ======    ======

Ratio of Earnings to Fixed Charges (c)...    15.21     11.91      9.82      6.03      2.96
                                            ======    ======    ======    ======    ======
(a)	Based on unrounded amounts.
(b)	One-third of net rent expense is the portion deemed representative of the interest factor.
(c)	Includes the impact of merger-related costs of $356 in 2001, other asset impairment and restructuring charges of $31 million in 2001, $184 million in 2000, $73 million in 1999, $482 million in 1998 and $331 million in 1997, the impact of the 1999 gain on the bottling transactions of $1 billion and the $1.4 billion loss on a business divestiture in 1997. Excluding these items, the ratio of earnings to fixed charges would have been 16.60 in 2001, 12.46 in 2000, 7.87 in 1999, 6.93 in 1998 and 5.61 in 1997.